September 9, 2011

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

First Resources Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 22, 2011

File No. 333-169499

Form 10-Q for the Fiscal Period Ended June 30, 2011

Filed August 22, 2011

File No. 000-54336

Dear Ms. Kohl:

First Resources Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of September 6, 2011, pertaining to the Company’s: (i) Amendment No. 5 to the Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 22, 2011, and (ii) the Form 10-Q for the Fiscal Period Ended June 30, 2011 (the “Quarterly Report”) as filed with the Commission on August 22, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 6, 2011.

Amendment No. 5 to Registration Statement on Form S-1

Management Discussion and Analysis, page 34

Results of Operations for Period Ended June 30, 2011…, page 34

1.

Please provide a discussion and analysis of financial condition and results of operations for three months ended June 30, 2011 compared to the three months ended June 30, 2010.

RESPONSE: We have revised the Filing on Page 34 to include the following language:

“Three Months Ended June 30, 2011 and 2010

During the three months ended June 30, 2011, the Company recorded operating expenses of $6,822 compared with $887,280 during the three months ended June 30, 2010.  The decrease in operating expenses was attributed to recognition of $875,000 of stock-based compensation in fiscal 2010 relating to the issuance of common shares to a related party, and a decrease of $5,458 in general and administrative expenses as the Company lacked sufficient cash flows for operating activities.

Net loss for the three months ended June 30, 2011 was $6,822 compared with $887,280 for the three months ended June 30, 2010.”

Liquidity and Capital Resources, page 34

2.

You state her that the increase in total liabilities and working capital deficit was attributed to the Company funding expenditures through related party loans.  But your Balance Sheet on page F-2 simply reflects an increase in accounts payable, not attributable to related party loans.  Please revise or advise.

RESPONSE: The reference to funding expenditures through related party loans was inadvertent; therefore, we have revised the Filing on Page 34 to include the following language:

“As at June 30, 2011, the Company had total liabilities of $31,830 compared with total liabilities of $23,548 as at December 31, 2010.  The increase in total liabilities was attributed to an increase in accounts payable for the Company.

As at June 30, 2011, the Company had a working capital deficit of $31,614 compared with a working capital deficit of $23,332 as at December 31, 2010.  The increase in working capital deficit was attributed to an increase in accounts payable for the Company.”

Form 10-Q for the Fiscal Period Ended June 30, 2011

Item 4. Controls and Procedures, page 14

Changes in Internal Control over Financial Reporting, page 14

3.

We note your response to comment 10 in our letter dated July 20, 2011.  Please confirm that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2011 that materially affected or is reasonably likely to materially affect your internal control over financial reporting.  In this regard, we note your disclosure that you “disclosed any and all changes in [y]our internal control over financial reporting” but that no such changes were disclosed.  In future filings, if there have been no such changes, please remove the language that you have disclose such changes.  Additionally, please note that Item 308(c) of Regulation S-K requires disclosure of any change (as opposed to significant changes) in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonable likely to materially affect internal control over financial reporting.  In future filings, please revise your disclosure to comply with Item 308(c) of Regulation S-K by disclosing any change in internal control over financial reporting that occurred in the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

RESPONSE: We confirm that there were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2011 that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

4.

Please confirm that you will address the above comments in your future periodic reports, as applicable.

RESPONSE: We confirm that we will address the above comments in our future periodic reports, as applicable.

In connection with the Company’s responding to the comments set forth in the September 6, 2011 letter, the Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing.

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

First Resources Corp.

/s/ Gloria Ramirez-Martinez

By: Gloria Ramirez-Martinez

Title:  President and Chief Executive Officer

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